**EXHIBIT 32(a)**

## CERTIFICATION PURSUANT TO SECTION 906
## OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)

In connection with the Quarterly Report of PACCAR Inc (the "Company") on Form 10-Q for the quarter ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. section 1350), that to the best of our knowledge and belief:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date    May 7, 2004

By /s/ Mark C. Pigott
    Mark C. Pigott
    Chairman and
    Chief Executive Officer
    PACCAR Inc


By /s/ Michael A. Tembreull
    Michael A. Tembreull
    Vice Chairman
    PACCAR Inc
    (chief financial officer)


A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.